Exhibit 99.1

	3 Months Ended	Year Ended	Year Ended
	3/31/2012	12/31/2011	12/31/2010
Earnings:
Net increase in stockholders’ equity resulting from operations	$105,547	$319,453	$691,834
Income tax expense, including excise tax	2,745	7,474	5,392
Total earnings before taxes	$108,292	$326,927	$697,226

Fixed Charges:
Interest and credit facility fees	$32,776	$122,512	$79,347
Total fixed charges	$32,776	$122,512	$79,347

Earnings available to cover fixed charges	$141,068	$449,439	$776,573

Ratio of earnings to fixed charges	4.3	3.7	9.8

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions	$28,509	$37,050	$476,018
Earnings available to cover fixed charges excluding above	$112,559	$412,389	$300,555
Ratio of earnings to fixed charges excluding above	3.4	3.4	3.8

Footnote (1) calculation:
Total unrealized gains (losses)	$36,180	$(40,192)	$230,743
Earnings available to cover fixed charges excluding above	$104,888	$489,631	$545,830
Ratio of earnings to fixed charges excluding above	3.2	4.0	6.9